UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 13, 2018

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2017 and 2016

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2017 and 2016

	Note	2017	2016
		S/(000)	S/(000)
Asset
Current asset
Cash and cash equivalents	6	49,216	80,215
Trade and other receivables	7	99,518	81,121
Income tax prepayments		27,755	46,546
Inventories	8	373,020	346,535
Prepayments		3,846	7,909

Total current asset		553,355	562,326

Assets held for distribution	1.1	—	338,411

Non-current asset
Trade and other receivables	7	16,207	25,120
Prepayments		533	1,222
Available-for-sale financial investments	9	21,206	657
Derivative financial instruments	30	489	69,912
Property, plant and equipment	10	2,208,553	2,273,048
Exploration and evaluation assets	11	13,416	43,028
Deferred income tax assets	15	142	6,350
Other assets		214	549

Total non-current asset		2,260,760	2,419,886

Total asset		2,814,115	3,320,623

Liability and equity
Current liabilities
Trade and other payables	12	177,995	142,773
Income tax payable		2,431	3,464
Provisions	13	24,575	31,711

Total current liabilities		205,001	177,948

Liabilities directly related to assets held for distribution	1.1	—	2,704

Non-current liabilities
Interest-bearing loans and borrowings	14	965,290	998,148
Other non-current provisions	13	28,293	22,042
Deferred income tax liabilities	15	108,823	139,752

Total non-current liabilities		1,102,406	1,159,942

Total liability		1,307,407	1,340,594

Equity	16
Capital stock		423,868	531,461
Investment shares		40,279	50,503
Treasury shares		(119,005)	(108,248)
Additional paid-in capital		432,779	545,165
Legal reserve		160,686	188,075
Other reserves		(43,699)	(16,602)
Retained earnings		611,652	677,086

Equity attributable to equity holders of the parent		1,506,560	1,867,440
Non-controlling interests		148	112,589

Total equity		1,506,708	1,980,029

Total liability and equity		2,814,115	3,320,623

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Sales of goods	17	1,225,639	1,240,169	1,231,015
Cost of sales	18	(732,956)	(736,530)	(695,757)
Gross profit		492,683	503,639	535,258

Operating income (expenses)
Administrative expenses	19	(195,617)	(193,376)	(179,723)
Selling and distribution expenses	20	(46,567)	(39,899)	(31,481)
Impairment on brine project	1.2	(47,582)	—	—
Other operating income (expense), net	22	(4,357)	2,444	3,913
Total operating expenses, net		(294,123)	(230,831)	(207,291)

Operating profit		198,560	272,808	327,967

Other income (expenses)
Finance income	23	5,842	3,240	3,416
Finance costs	24	(73,759)	(75,397)	(36,807)
(Loss) gain from exchange difference, net	5	(2,226)	(2,541)	12,194

Total other expenses, net		(70,143)	(74,698)	(21,197)

Profit before income tax		128,417	198,110	306,770

Income tax expense	15	(47,032)	(78,627)	(89,383)

Profit for the year from continuing operations		81,385	119,483	217,387

Loss for the year from discontinued operations	1.1	(754)	(6,589)	(5,720)

Profit for the year		80,631	112,894	211,667

Attributable to:
Equity holders of the parent		93,782	116,174	215,532
Non-controlling interests		(13,151)	(3,280)	(3,865)
		80,631	112,894	211,667
Earnings per share	26
Basic and diluted profit from continuing and discontinued operations attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)		0.21	0.21	0.38

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Profit for the year		80,631	112,894	211,667

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments	9(a)	37	221	(308)
Net (loss) gain on cash flows hedges	30(b)	(38,230)	(39,511)	10,832
Deferred income tax related to component of other comprehensive income	15	11,339	11,039	(4,019)
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9(c)	(243)	—	—

Other comprehensive income for the year, net of income tax		(27,097)	(28,251)	6,505

Total comprehensive income for the year, net of income tax		53,534	84,643	218,172

Total comprehensive income attributable to:
Equity holders of the parent		66,685	87,923	222,037
Non-controlling interests		(13,151)	(3,280)	(3,865)

		53,534	84,643	218,172

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available-for-sale investments	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2015	531,461	50,503	—	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the year	—	—	—	—	—	—	—	215,532	215,532	(3,865)	211,667
Other comprehensive income	—	—	—	—	—	(229)	6,734	—	6,505	—	6,505
Total comprehensive income	—	—	—	—	—	(229)	6,734	215,532	222,037	(3,865)	218,172

Appropriation of legal reserve, note 16(e)	—	—	—	—	21,553	—	—	(21,553)	—	—	—
Acquisition of treasury shares, note 16(c)	—	—	(108,248)	—	—	—	—	—	(108,248)	—	(108,248)
Dividends, note 16(g)	—	—	—	—	—	—	—	(162,950)	(162,950)	—	(162,950)
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	28,475	28,475
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(325)	—	—	—	—	(325)	325	—

Balance as of December 31, 2015	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the year	—	—	—	—	—	—	—	116,174	116,174	(3,280)	112,894
Other comprehensive income	—	—	—	—	—	156	(28,407)	—	(28,251)	—	(28,251)
Total comprehensive income	—	—	—	—	—	156	(28,407)	116,174	87,923	(3,280)	84,643

Appropriation of legal reserve, note 16(e)	—	—	—	—	11,617	—	—	(11,617)	—	—	—
Dividends, note 16(g)	—	—	—	—	—	—	—	(155,236)	(155,236)	—	(155,236)
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	4,488	4,488
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(8,301)	—	—	—	—	(8,301)	8,301	—

Balance as of December 31, 2016	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the year	—	—	—	—	—	—	—	93,782	93,782	(13,151)	80,631
Other comprehensive loss	—	—	—	—	—	(145)	(26,952)	—	(27,097)	—	(27,097)
Total comprehensive income	—	—	—	—	—	(145)	(26,952)	93,782	66,685	(13,151)	53,534

Appropriation of legal reserve, note 16(e)	—	—	—	—	9,379	—	—	(9,379)	—	—	—
Contribution of non-controlling interests, note 16(h)	—	—	—	—	—	—	—	—	—	491	491
Acquisition of treasury shares, note 16(c)	—	—	(34,216)	—	—	—	—	—	(34,216)	—	(34,216)
Splitting effects of equity block, note 1	(107,593)	(10,224)	23,459	(118,569)	(36,957)	—	—	—	(249,884)	(100,357)	(350,241)
Dividends, note 16(g)	—	—	—	—	—	—	—	(149,837)	(149,837)	—	(149,837)
Terminated dividends, note 16(g)	—	—	—	—	189	—	—	—	189	—	189
Impairment on brine project, note 1.2	—	—	—	6,759	—	—	—	—	6,759	—	6,759
Other adjustments of non-controlling interests, note 16(h)	—	—	—	(576)	—	—	—	—	(576)	576	—

Balance as of December 31, 2017	423,868	40,279	(119,005)	432,779	160,686	—	(43,699)	611,652	1,506,560	148	1,506,708

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		127,112	185,122	297,909
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10 y 11	124,206	111,266	70,810
Finance costs	24	73,759	75,397	36,807
Impairment on brine project	1.2	47,582	—	—
Long-term incentive plan	21	11,401	16,088	14,159
Provision (recovery) of impairment of inventories, net	8	2,718	3,493	8,909
Adjustment as a result of physical inventories		2,700	4,683	2,548
Estimation of impairment of trade and other accounts receivables	20	1,190	114	315
Unrealized exchange difference related to monetary transactions		185	(1,268)	(10,029)
Finance income	23	(5,842)	(3,251)	(3,478)
Net (gain) loss on disposal of property, plant and equipment	22	(42)	3,445	(6,674)
Net gain on sale of available-for-sale investment	9(c)	(243)	—	—
Change in the estimation of rehabilitation costs	22	—	5,259	514
Other operating, net		477	220	1,217

Working capital adjustments
(Increase) decrease in trade and other receivables		(25,225)	28,079	(6,230)
Decrease (increase) in prepayments		4,662	(734)	(1,985)
(Increase) decrease in inventories		(31,863)	(49,967)	5,135
Increase (decrease) in trade and other payables		17,232	(36,203)	2,949
		350,009	341,743	412,876
Interests received		2,251	2,619	3,176
Interests paid		(52,346)	(48,000)	(43,200)
Income tax paid		(40,404)	(54,683)	(97,208)

Net cash flows from operating activities		259,510	241,679	275,644

Which includes cash used in discontinued operations for	1.1	(2,611)	(14,647)	(9,421)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

		2017	2016	2015
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(74,504)	(126,449)	(471,179)
Purchase of exploration and evaluation assets		(6,331)	(10,619)	(12,187)
Proceeds from sale of property, plant and equipment		6,353	1,441	7,499
Proceeds from sale of available for sale investment	9(c)	694	—	—

Net cash flows used in investing activities		(73,788)	(135,627)	(475,867)

Which includes cash used in investment activities of discontinued operations for	1.1	(6,410)	(22,352)	(42,737)

Financing activities
Dividends paid		(124,993)	(154,401)	(162,168)
Purchase of treasury shares	16(c)	(34,216)	—	(108,218)
Payment of hedge finance cost		(26,708)	(27,624)	(15,898)
Contribution of non-controlling interests	16(h)	491	4,488	28,475

Net cash flows used in financing activities		(185,426)	(177,537)	(257,809)

Which includes cash provided from financing activities of discontinued operations for	1.1	5,953	4,015	28,198

Net increase (decrease) in cash and cash equivalents		296	(71,485)	(458,032)
Net foreign exchange difference		(185)	1,268	35,540
Cash and cash equivalents as of January 1	6	80,215	158,007	580,499
Cash transferred to held assets for distribution	1.1	(34,178)	—	—
Change in cash and cash equivalents of discontinued operations		3,068	(7,575)	—

Cash and cash equivalents as of December 31	6	49,216	80,215	158,007

Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		185	(1,268)	(10,029)
Purchase of property, plant and equipment, pending of liquidation		—	—	7,441
Sale of property, plant and equipment, pending of collect		—	8,419	4,034
Deferred income tax on costs related to the purchase of treasury shares	15	—	—	30

See transfer of net assets and impairment on brine project that did not generated cash flows in notes 1.1 and 1.2.

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2017, 2016 and 2015

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2017 and 2016. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2017 was authorized by the Company’s Board of Directors on February 12, 2018. The consolidated financial statements as of December 31, 2016 and for the year ended that date were finally approved by the General Shareholders’ Meeting on March 24, 2017.

As of December 31, 2017, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (on liquidation).

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells blocks, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete. On May, 2017 created Prefabricados del Pacífico S.A.C. (a company dedicated to the production and commercialization of cement bricks in northern Peru, which as of the date of this report has not started operations).

-	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

Notes to the consolidated financial statements (continued)

-	Salmueras Sudamericanas S.A. (“Salmueras”) which is engaged in the exploration of a brine project located in the northern region of Peru. To develop this brine project the subsidiary has a minority shareholder Quimpac S.A. which holds 25.1% of its common shares. On December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.2 below.

-	Calizas del Norte S.A.C. (on liquidation); is engaged in the mining activities of prospecting, exploration, marketing and transportation of other goods. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C., in order to contract a third party to provide the services performed by this subsidiary.

As explained above, as of December 31, 2017 and 2016, the Company has 100% interest in all its subsidiaries, except the following listed below:

	2017	2016
Subsidiary	%	%

Salmueras Sudamericanas S.A.	74.90	74.90
Fosfatos del Pacífico S.A.	—	70.00

1.1 Spin-off project -

On September 2016, the Company’s General Shareholders’ Meeting approved a spin-off project that will allow the transfer of a portion of net assets (composed by the assets and liabilities related to the Company’s interest in Fosfatos del Pacífico S.A.) in favor of Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project is to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplates that for each common and investment share of Cementos Pacasmayo S.A.A., the shareholders will receive approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off project was executed; in that sense, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was reduced by S/100,357,000.

As of the date of the spin-off’s execution, part of the investment shares transferred to Fossal S.A.A. were owned by Cementos Pacasmayo S.A.A. (treasury shares). As a consequence, the Company received 9,148,373 investment shares of Fossal S.A.A. The transactions was recorded with a debit to available-for-sale investments, at cost, for an amount of S/21,206,000 and a credit to equity for S/23,459,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000, see note 9(a).

Notes to the consolidated financial statements (continued)

As of December 31, 2016, Fosfatos del Pacifico S.A. was classified as a group of assets (along with related liabilities) held for distribution to shareholders and as a discontinued operation.

The net assets to be transferred are presented in the segment denominated “Other” in Note 31.

Below the detail of the results generated by Fosfatos del Pacífico S.A. (net of intercompany eliminations), which have been included in the consolidated statements of profit or loss for the years 2017, 2016 and 2015:

	Fosfatos del Pacífico S.A. (net of intercompany transactions)
	2017 (From Jan 1, 2017 to March 31, 2017)	2016	2015
	S/(000)	S/(000)	S/(000)

Sales	11	2,044	—
Cost of sales	(626)	(6,881)	—
Administrative expenses	(660)	(6,352)	(8,868)
Other income (expense)	153	(1,006)	(212)
Finance income	2	11	62
(Loss) gain from exchange difference, net	(185)	(804)	157
Loss from discontinued operations before income tax	(1,305)	(12,988)	(8,861)
Income tax	551	6,399	3,141

Loss for the year from discontinued operations	(754)	(6,589)	(5,720)

As of December 31, 2016, the assets and liabilities of Fosfatos del Pacífico S.A. (net of intercompany eliminations), which have been classified as held for distribution mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	7,575
Inventories	2,734
Income tax prepayments	3,892
Other current assets	248
Other receivables non current	48,985
Property, plant and equipment, net	204,725
Exploration and evaluation assets	47,630
Deferred income tax assets	22,622

338,411
Liabilities -
Trade and other payables	(2,704)

Net assets held for distribution	335,707

Notes to the consolidated financial statements (continued)

As of March 1, 2017, the assets and liabilities transferred of Fosfatos del Pacifico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173

382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357

382,638

Notes to the consolidated financial statements (continued)

1.2	Impairment on brine project -

The Company has decided to prioritize its investments in the development of products related to the manufacture and sale of cement and constructive solutions; therefore, the disposal of investments that are not in line with the strategic plan has been approved. As a result of this decision, in the last quarter of the year, the Company has decided not to continue with the brine project. The consolidated financial statements of Cementos Pacasmayo S.A.A. include a charge to results related to the impairment on the assets of this project, as detailed below:

	Salmueras Sudamericanas S.A.	Cementos Pacasmayo S.A.A.	Total consolidated
	S/(000)	S/(000)	S/(000)

Assets -
Income tax prepayments	(5,654)	—	(5,654)
Property, plant and equipment, note 10	(1,732)	—	(1,732)
Exploration and evaluation assets, note 11	(33,469)	—	(33,469)
Other current liabilities	32	—	32
Additional paid in capital	—	(6,759)	(6,759)

Total impairment	(40,823)	(6,759)	(47,582)
Income tax	(6,937)	17,087	10,150

Total	(47,760)	10,328	(37,432)

Attributable to -
Equity holders of the parent	(35,772)	10,328	(25,444)
Non controlling interests	(11,988)	—	(11,988)

	(47,760)	10,328	(37,432)

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2017, 2016 and 2015:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2017	2016	2017	2016	2017	2016	2017	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. and subsidiaries	244,386	260,927	34,969	36,477	209,417	224,450	37,467	37,361	244,386
Fosfatos del Pacifico S.A.	—	339,236	—	3,495	—	335,741	(1,216)	(9,010)	—
Distribuidora Norte Pacasmayo S.R.L. and subsidiary	243,568	211,787	119,182	87,182	124,386	124,605	(220)	11,242	243,568
Empresa de Transmisión Guadalupe S.A.C.	42,136	49,339	1,397	724	40,739	48,615	124	504	42,136
Salmueras Sudamericanas S.A.	587	47,661	—	382	587	47,279	(50,942)	(2,300)	587
Calizas del Norte S.A.C. (on liquidation)	713	1,219	7	409	706	810	(121)	407	713

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies
2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for some available-for-sale financial investments and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, there are certain standards and amendments applied for the first time by the Group during 2017 that did not require the restatement of previous financial statements, as explained in Note 2.3.20.

2.2

Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2017 and 2016. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group´s voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Notes to the consolidated financial statements (continued)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group losses control over a subsidiary it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statement of profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and cash equivalents, trade and other receivables, call options, available-for-sale financial investments and derivatives financial instruments.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purpose of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at fair value through profit or loss

-	Loans and receivables

-	Held-to-maturity investments

-	Available for sale financial investments

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the consolidated statement of profit or loss.

The Group has not designated any financial assets at fair value through profit or loss as of December 31, 2017 and 2016.

Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of profit or loss. The losses arising from impairment are recognized in the consolidated statement of profit or loss in finance costs for loans and in selling and distribution expenses for receivables.

This category applies to trade and other receivables. For more information on receivables, refer to Note 7.

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the consolidated statement of profit or loss. The losses arising from impairment are recognized in the consolidated statement of profit or loss as finance costs.

Notes to the consolidated financial statements (continued)

The Group did not have any held-to-maturity investments during the years ended December 31, 2017 and 2016.

Available-for-sale (AFS) financial investments -

AFS financial investments include equity and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the unrealized gain on available-for-sale investments until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit or loss in finance costs. Interest earned whilst holding AFS financial investments is reported as interest income using EIR method.

Investments in equity instruments that do not have an active market price and whose fair value cannot be measured reliably are measured at cost.

The Group evaluates whether the ability and intention to sell its AFS financial investments in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2017 and 2016, see Note 9.

Derecognition -

 A financial asset is primarily derecognized when:

(i)	The rights to receive cash flow from such asset have expired; or

(ii)	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Notes to the consolidated financial statements (continued)

Impairment of financial assets -

Further disclosures relating to impairment of financial assets are also provided in the following notes:

-	Disclosures for significant assumptions, Note 3
-	Financial assets, Note 30
-	Trade and other receivables, Note 7

The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

Notes to the consolidated financial statements (continued)

The amount of any impairment loss identified is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of profit or loss. Interest income (recorded as finance income in the consolidated statement of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If write-off is later recovered, the recovery is credited to finance costs in the consolidated statement of profit or loss.

Available-for-sale (AFS) financial investments

For AFS financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of profit or loss – is removed from OCI and recognized in the consolidated statement of profit or loss. Impairment losses on equity investment are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

The determination of what is “significant” or “prolonged” requires judgment. In making this judgment, the Group evaluates, among others factors the duration or extent to which the fair value of an investment is less than its cost.

Notes to the consolidated financial statements (continued)

(ii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2017 and 2016.

Loans and borrowings -

This is the Group’s most relevant category. After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer to Notes 12 and 14.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iii)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Notes to the consolidated financial statements (continued)

(iv)	Fair value measurement –

The Group measures financial instruments such as derivative financial instruments and some available-for-sale investments at fair value at each statement of financial position date. Fair value related disclosures for financial instruments that are measured at fair value or where fair values are disclosed are summarized in Note 30.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s financial management determines the policies and procedures for both recurring and non-recurring measurement.

At each reporting date, the financial management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, the financial management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

Financial management also compares the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained previously.

(v)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, such as cross currency swaps, to hedge its foreign currency risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in other comprehensive income (OCI) and later reclassified to profit or loss when the hedges item affects profit or loss.

For the purpose of hedge accounting, the cross currency swap instrument was classified as cash flow hedge.

At inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument´s fair value in offsetting the exposure to changes in the hedged item´s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Notes to the consolidated financial statements (continued)

Hedges that meet the strict criteria for hedge accounting and are between a range of 80 and 125 of effectiveness, are accounted for as described below:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Unrealized gain on cash flow hedge”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss as finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI hedge reserve remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

2.3.3	Foreign currencies -

The Group’s consolidated financial statements are presented in Soles, which is also the parent company’s functional currency. Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Notes to the consolidated financial statements (continued)

2.3.4	Non-current assets held for distribution to equity holders of the parent and discontinued operations –

The Group classifies non-current assets and disposal groups as held for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for distribution are measured at the lower of their carrying amount and fair value less costs to distribute. Costs to distribute are the incremental costs directly attributable to the distribution, excluding finance costs and income tax expense.

The criteria for held for distribution classification is regarded as met only when the distribution is highly probable and the asset or disposal group is available for immediate distribution in its present condition. Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the decision to distribute will be withdrawn. Management must be committed to the distribution expected within one year from the date of the classification.

Assets and liabilities classified as held for distribution are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 1.1. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

2.3.5	Inventories -

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials

-	Purchase cost determined using the weighted average method.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

Notes to the consolidated financial statements (continued)

2.3.6	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.7	Leases -

The determination of whether an agreement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee:

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than financial lease. Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

Group as a lessor:

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

2.3.8	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

Notes to the consolidated financial statements (continued)

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 3) and decommissioning provisions (Note 13).

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

2.3.9	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss. As of December 31, 2017 the Company has recognized an impairment on the brine project, see note 1.2.

Notes to the consolidated financial statements (continued)

As of December 31, 2017 and 2016, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

2.3.10	Mine development costs and stripping costs -

Mine development costs -

Mine development costs incurred are stated at cost and are the next step in development of mining projects after exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2017 and 2016, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

Notes to the consolidated financial statements (continued)

2.3.11	Exploration and evaluation assets -

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data.
-	Gathering exploration data through geophysical studies.
-	Exploratory drilling and sampling.
-	Determining and examining the volume and grade of the resource.
-	Surveying transportation and infrastructure requirements.
-	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

Notes to the consolidated financial statements (continued)

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication exists, the Group exploration and evaluation assess for impairment is required. As of December 31, 2017 the Company has recognized an impairment on the brine project, see note 1.2.

2.3.12	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.13	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Notes to the consolidated financial statements (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired. As a result of the analysis performed, on December 31, 2017 the Company has recognized an impairment on the brine project, see note 1.2.

Notes to the consolidated financial statements (continued)

2.3.14	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk free pre-tax rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

As of December 31, 2017 and 2016, the Group only has a rehabilitation provision for the closing of the quarries exploited in operations and for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

Notes to the consolidated financial statements (continued)

2.3.15	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 “Employee benefits”, the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

2.3.16	Revenue recognition -

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The Group has concluded that it is acting as a principal in all of its revenue arrangements.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer, on delivery of the goods. Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of returns and trade discounts.

Operating lease income -

Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Interest income -

For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

2.3.17	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Notes to the consolidated financial statements (continued)

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable net income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Sales tax -

Expenses and assets are recognized net of the amount of sales tax, except:

(i)	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii)	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

2.3.18	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. On January, 2017 and October, 2015 the Company acquired 7,911,845 and 37,276,580 of its investment shares which are presented as a reduction of equity, for further details see Note 16(c).

2.3.19	Current versus non-current classification -

The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

-       Expected to be realized or intended to sold or consumed in normal operating cycle.

-       Held primarily for the purpose of trading.

-       Expected to be realized within twelve months after the reporting period, or

-       Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

-       Expected to be settled in normal operating cycle.

-       Held primarily for the purpose of trading.

-       Due to be settled within twelve months after the reporting period, or

-       ☐ There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

Notes to the consolidated financial statements (continued)

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.20	New amended standards and interpretations -

The Group applied for the first time certain standards and amendments in 2017, although these new standards and amendments did not have a material impact on the consolidated financial statements of the Group. A summary of the new standards related to the Group is described below:

-      Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has provided the information for both the current and the comparative period in Note 29.

-      Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group applied amendments retrospectively. However, their application has no effect on the Group’s financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.            Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

-     Capital management, Note 29.

-     Financial instruments risk management and policies, Note 29.

-     Sensitivity analyses disclosures, Note 29.

Estimates and assumptions -

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Notes to the consolidated financial statements (continued)

The significant areas are summarized below:

-    Determination of useful lives of assets for depreciation and amortization purposes – Notes 2.3.8, 2.3.9, 2.3.10 and 2.3.11.

-    Recognition of exploration and evaluation assets and mine development costs – Notes 2.3.10, 2.3.11 and Note 11.

-    Ore reserve and resource estimates – Note 2.3.12.

-    Review of asset carrying values and impairment charges – note 2.3.2, 2.3.13 and Note 10.

-    Income tax – Notes 2.3.17 and 15.

-    Cash flow hedges – Notes 2.3.2(vi) and 30(b).

4.             Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-     IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. The Group expects an impact on its consolidated financial statements for the fair value valuation of its available for sale financial investments as, an increase on assets and equity, as follows:

(a)	Classification and measurement

The Group expects a significant impact on its balance sheet and equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. Equity shares without an active market currently recognized as available-for-sale (AFS) at cost for S/21,206,000 will, instead, be measured at fair value through other comprehensive income (OCI), which will increase volatility in OCI. The impact of the change in measurement of AFS through OCI, has been estimated in S/4,002,000.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

Notes to the consolidated financial statements (continued)

(b)	Impairment

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group has determined that, due to the nature of its loans and receivables, the loss allowance will be immaterial.

(c)	Hedge accounting

The Group determined that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has chosen not to retrospectively apply IFRS 9 on transition to the hedges where the Group excluded the forward points from the hedge designation under IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of IFRS 9 will not have a significant impact on Group’s financial statements.

Notes to the consolidated financial statements (continued)

(d)	Other adjustments

In addition to the adjustments described above, on adoption of IFRS 9, other items of the primary financial statements such as deferred taxes, assets held for sale and liabilities associated with them, will be adjusted as necessary.

In summary, the impact of IFRS 9 adoption is expected to be, as follows:

S/(000)

Assets -
Available for sale financial investments	5,677
Deferred income tax liability	(1,675)

4,002
Liability and equity -
Other comprehensive income	4,002

4,002

-    IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018.

The Group plans to adopt the new standard on the required effective date using the full retrospective method. During 2016, the Group performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017.

The Group is in the business of production and commercialization of cement, blocks, concrete and quicklime, as well as the commercialization of construction supplies. These goods are sold in identified contracts with customers.

(a)	Sale of goods

For contracts with customers in which the sale of goods is expected to be the only performance obligation, adoption of IFRS 15 is not expected to have any impact on the Group’s revenue and profit or loss. The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

Notes to the consolidated financial statements (continued)

In preparing to IFRS 15, the Group is considering the following:

Variable consideration -

Some contracts with customers provide return rights and trade discounts or volume discounts.

If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, and will be required to be estimated at contract inception and updated thereafter.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. The Group expects that application of the constraint will result in more revenue being deferred than under current IFRS.

(i)	Commercial agreements –

The Group has commercial agreements for the sale of its products with certain customers. In accordance with the current accounting policy, the Group recognizes these payments as a debit in the caption “Selling and distribution expenses” with credit in the caption “Trade and other payables”.

In accordance with IFRS 15, contract combination criteria should be used if they are negotiated as a package with a single commercial objective. The Company applied the requirements of IFRS 15 and concluded that in 2017 it would be necessary to make an adjustment: the revenue from the sale of cement and the selling and distribution expenses would both decrease in S/2,898,000.

(ii)	Loyalty programme –

Under IFRIC 13 Customer Loyalty Programmes, the loyalty program offered by the Group in the sale of cement results in the allocation of part of the price of the transaction to the loyalty program using the fair value of the points issued and the recognition of deferred revenue in relation to the points issued but not yet redeemed or expired. The Group concluded that under IFRS 15 the loyalty programme gives rise to a separate performance obligation, since it generally provides a material right to the customer. According to IFRS 15, the Group will need to allocate a portion of the transaction price to the loyalty programme based on the relative stand-alone selling price, instead of the allocation using the fair value of points issued, as it is done in accordance with IFRIC 13. The Group determined that less revenue should be attributed to the goods sold compared to the existing accounting policy.

When the IFRS 15 is adopted, the following adjustments are expected to the current fiscal year: the revenue from the sale of cement and the selling and distribution expenses would both decrease in S/1,819,000.

Notes to the consolidated financial statements (continued)

(b)	Rendering of services

Transportation services are provide in the business of production and commercialization of cement, blocks, concrete and quicklime. These services are rendered together with the sale of goods to customers.

Under the current policy, the Group registers transportation services as separate benefits from sales of goods when they are sold together. The consideration of the transportation services is differentiated from the consideration for the sale of goods, and is assigned using prices list of each operation.

Under IFRS 15, allocation will be made based on relative stand-alone selling prices. Hence, the allocation of the consideration would not be affected.

The Group concluded that the transportation services are satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Group. Consequently, under IFRS 15 the Group would continue to recognize revenue for these service in conjunction with the revenue from the sale of goods.

(c)	Presentation requirements and disclosures –

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgments made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation. In addition, as required by IFRS 15, the Group will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. In 2017 the Group continued testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

(d)	Other adjustments

In addition to the major adjustments described above, on adoption of IFRS 15, other items of the primary financial statements such as deferred taxes, will be affected and adjusted as necessary. The recognition and measurement requirements in IFRS 15 are also applicable for recognition and measurement of any gains or losses on disposal of non-financial assets (such as items of property and equipment and intangible assets), when that disposal is not in the ordinary course of business. However, on transition, the effect of these changes is not expected to be material for the Group.

Notes to the consolidated financial statements (continued)

In summary, the impact of IFRS 15 adoption is expected to be, as follows:

Impact on equity (increase/(decrease)) as of 31 December 2017:

S/(000)

Sales of goods	(4,717,000)
Selling and distribution expenses	4,717,000

Net impact on profit for the year	—

Attributable to
Equity holders of the parent	(4,717,000)
Non-controlling interests	—

(4,717,000)

The profit per share will not be affected by the adoption of IFRS 15.

-       IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

Notes to the consolidated financial statements (continued)

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain exemptions.

In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements.

-        IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis. Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after:

(i)	The beginning of the reporting period in which the entity first applies the interpretation, or

(ii)	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after 1 January 2018. Early application of interpretation is permitted and must be disclosed. However, since the Group’s current practice is in line with the Interpretation, the Group does not expect any effect on its consolidated financial statements.

-        IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

-    Whether an entity considers uncertain tax treatments separately

-    The assumptions an entity makes about the examination of tax treatments by taxation authorities

Notes to the consolidated financial statements (continued)

-    How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

-    How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition exemptions are available. The Group will apply interpretation from its effective date. Since the Group operates in a complex tax environment, applying the Interpretation may affect its consolidated financial statements and the required disclosures. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis.

-        Annual Improvements 2014-2016 Cycle (issued in December 2016)

These improvements include:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Deletion of short-term exemptions for first-time adopters -

Short-term exemptions in paragraphs E3–E7 of IFRS 1 were deleted because they have now served their intended purpose. The amendment is effective from 1 January 2018. This amendment is not applicable to the Group.

IAS 28 Investments in Associates and Joint Ventures - Clarification that measuring investees at fair value through profit or loss is an investment-by-investment choice. The amendments clarify that:

-	An entity that is a venture capital organization, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. This election can be made separately for each investment.

-	If an entity, that is not itself an investment entity, has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which: (a) the investment entity associate or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent.

Notes to the consolidated financial statements (continued)

The amendments should be applied retrospectively and are effective from 1 January 2018, with earlier application permitted. If an entity applies those amendments for an earlier period, it must disclose that fact.

These amendments are not applicable to the Group.

-	Annual improvements to IFRS - 2015-2017 Cycle

The IASB has made the following amendments to the rules:

IFRS 3 Business Combinations – Interest previously held in a joint operation

These amendments clarify that, when an entity obtains control of a business that was previously a joint operation, it must apply the requirements of the business combinations carried out in stages, reassessing the fair value of the shares previously held in the assets and liabilities of the joint operation. These changes will be applied to business combinations whose acquisition date is in the periods beginning on January 1, 2019 or later, allowing early application.

IFRS 11 Joint arrangements - Units previously held in a joint operation

These amendments clarify that, when an entity participates, but has no control, in a joint operation and obtains joint control of that joint operation, which is a business in accordance with IFRS 3, it will not revalue previously held participation in the assets and liabilities of the joint operation to fair value. These modifications will be applied to transactions in which joint control is obtained for the periods beginning on or after January 1, 2019, allowing early application.

IAS 12 Income tax - Consequences of payments of financial instruments classified in equity

The amendments clarify that the tax consequences of the dividends depend more on the transactions or past events that generated that distributable profit than on the distribution to the owners. Therefore, an entity recognizes the tax consequences of a dividend in results, in other comprehensive income or in equity depending on how the entity recorded those transactions or past events. These modifications will be applied to the periods beginning on January 1, 2019 or later, allowing early application. When an entity applies these amendments for the first time, it will do so from the start date of the oldest comparative period.

IAS 23 Interest costs - Capitalized interest costs

The amendments clarify that an entity considers part of its general interest costs any interest costs originally incurred to develop a qualified asset when substantially all the activities necessary to prepare the asset for its use or sale have been completed. These modifications will be applied to the interest costs incurred in the periods beginning on January 1, 2019 or later, allowing early application.

Notes to the consolidated financial statements (continued)

Amendments to IAS 28 - Long-term investments in associates and joint arrangements

These amendments clarify that an entity must apply IFRS 9 Financial Instruments to long-term investments in associates or joint arrangements to which the equity method is not applied, but which in substance form part of the net investment in the associate or in the joint agreement. This clarification is relevant, since it implies that the expected credit loss model of IFRS 9 must be applied to said investments. It is also clarified that, when applying IFRS 9, the entity will not take into account any loss of the associate or the joint arrangement or any impairment loss of the net investment that was recorded as an adjustment to the net investment in the associate or in the joint agreement for the application of IAS 28 Investments in associates and joint agreements. The amendments include an example that illustrates how entities should apply the requirements of IAS 28 and IFRS 9 to these long-term investments. These modifications will be applied retroactively, with certain exceptions, to the periods beginning on January 1, 2019 or later, allowing early application.

Modifications to IAS 40 - Transfers of investment properties

The amendments clarify when an entity should transfer real estate, including those that are under construction or development, from or to investment properties. The modifications establish that the change of use occurs when the property meets, or fails to meet, the definition of investment property and there is evidence of such change in use. A mere change in management intentions does not provide evidence of change of use. Entities must apply the changes prospectively to changes in use that occur on or after the beginning of the year in which the entity applies the amendments for the first time. An entity should reassess the classification of property held on that date and, if applicable, reclassify the property to reflect the conditions existing on that date. The retroactive application in accordance with IAS 8 is only permitted if it is possible to do so without using information obtained subsequently. These modifications are effective for the periods beginning on January 1, 2018 or later, allowing early application. The Group will apply these modifications when they come into force. However, given that the Group’s current practice is in line with the clarifications issued, the Group does not expect any effect in its consolidated financial statements.

Notes to the consolidated financial statements (continued)

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2017 the exchange rates for transactions in United States dollars, published by this institution, were S/3.238 for purchase and S/3.245 for sale (S/3.352 for purchase and S/3.360 for sale as of December 31, 2016).

As of December 31, 2017 and 2016, the Group had the following assets and liabilities in United States dollars:

	2017	2016
	US$(000)	US$(000)

Assets
Cash and cash equivalents	1,157	3,371
Trade and other receivables	7,764	5,517
Advances to suppliers for work in progress	5,534	2,733
Assets held for distribution	—	1,885
	14,455	13,506

Liabilities
Trade and other payables	(18,274)	(15,224)
Liabilities held for distribution	—	(379)
Interest-bearing loans and borrowings	(300,000)	(300,000)
	(318,274)	(315,603)

	(303,819)	(302,097)
Cross currency swap position	300,000	300,000

Net monetary position	(3,819)	(2,097)

As of December 31, 2017 and 2016, the Group maintains cross currency swaps contracts (“CCS”) designated as cash flow hedges for its Senior Notes denominated in US dollars, see note 14.

During 2017 and 2016, the net loss originated from exchange differences was approximately S/2,226,000 and S/2,541,000, respectively; during 2015 the net result from exchange differences was a gain of S/12,194,000, all these results were presented in the “(Loss) gain from exchange difference, net” caption in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

6.	Cash and cash equivalents
(a)	This caption was made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cash on hand	1,088	1,391	1,388
Cash at banks (b)	24,128	28,424	46,419
Short-term deposits (c)	24,000	50,400	110,200

	49,216	80,215	158,007

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	As of December 31, 2017, 2016 and 2015, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2018, 2017 and 2016, respectively.

During the years 2017, 2016 and 2015, the term deposits generated interests for S/1,342,000, S/2,154,000 and S/2,587,000, respectively, see Note 23. From these amounts S/159,000 and S/114,000 are pending of collection as of December 31, 2017 and 2016, respectively, see Note 7(a).

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	81,299	68,529	—	—
Indemnification from insurance, note 22(b)	9,380	—	—	—
Other receivables from sale of fixed assets	3,574	2,780	3,221	5,639
Accounts receivable from Parent company and affiliates, note 25	1,372	704	—	—
Loans to employees	1,091	1,972	—	—
Interests receivables, note 6(c)	159	114	—	—
Funds restricted to tax payments	73	353	—	—
Other accounts receivable	2,036	4,069	—	—
Allowance for doubtful accounts (d)	(1,685)	(781)	—	—
Financial assets classified as receivables (e)	97,299	77,740	3,221	5,639

Value-added tax credit	2,177	2,752	3,745	9,511
Tax refund receivable (c)	42	629	9,241	9,970

Non-financial assets classified as receivables	2,219	3,381	12,986	19,481

	99,518	81,121	16,207	25,120

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)	As of December 31, 2017 and 2016, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/9,241,000 and S/9,970,000, respectively. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group´s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(d)	The movement of the allowance for doubtful accounts is as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Opening balance	781	667	352
Additions, note 20	1,190	114	315
Write-off	(286)	—	—

Ending balance	1,685	781	667

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2017 and 2016, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	<30 days	30-60 days	61-90 days	91-120 days	>120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017	100,520	79,795	7,549	1,612	1,710	453	9,401
2016	83,379	58,865	17,551	1,477	651	374	4,461

See Note 29 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.	Inventories
(a)	This caption is made up as follows:

	2017	2016
	S/(000)	S/(000)

Goods and finished products	27,386	21,427
Work in progress	105,882	107,882
Raw materials	74,477	71,248
Packages and packing	1,975	2,045
Fuel and carbon	26,986	29,033
Spare parts and supplies	141,623	117,643
Inventory in transit	4,093	3,941
	382,422	353,219
Less - Provision for inventory obsolescence and net realizable value (b)	(9,402)	(6,684)

	373,020	346,535

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Opening balance	6,684	14,055	5,146
Additions	3,183	1,725	9,335
Recoveries	(465)	(226)	(426)
Disposals	—	(8,870)	—

Final balance	9,402	6,684	14,055

9.	Available–for-sale financial investments
(a)	Movement in available-for-sale financial investments is as follow:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Beginning balance	657	436	744
Investment shares from spin-off, note 1.1	21,206	—	—
Fair value change recorded in other comprehensive income	37	221	(308)
Disposals (c)	(694)	—	—

Ending balance	21,206	657	436

(b)	As of December 31, 2017, the balance of financial investments available for sale corresponds to the investment shares of Fossal S.A.A. owned by the Company, as a result of the execution of the spin-off project, which are recorded at cost; see notes 1.1. and 2.3.2.

(c)	As of December 31, 2016, financial investments available for sale included 256,624 shares of Unión Andina de Cementos S.A.A. (UNACEM), which are publicly traded on the Lima Stock Exchange (BVL) and whose fair value is determined based on public price quotes. On December 14, 2017, the Company sold its available for sale financial investments in UNACEM for S/694,000. As a result of this sale, the Company transferred a gain of S/243,000 from the consolidated statement of other comprehensive income to the consolidated statement of profit or loss.

Available-for-sale financial investments include the following as of December 31, 2016:

	2016
	Cost	Unrealized gain	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	207	657

Total	450	207	657

Notes to the consolidated financial statements (continued)

(d)	The breakdown of the investments in equity securities held for the years 2017 and 2016 is as follows (number of shares):

	2017	2016

Fossal S.A.A.(*)	9,148,373	—
Unión Andina de Cementos S.A.A. (**)	—	256,624

(*)	Represents 7.76% of its common shares.

(**)	Represents 0.016% of its common shares.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Capitalized interests	Works in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2016	79,217	125,127	219,240	436,670	986,642	31,097	125,286	53,014	4,575	61,595	890,746	3,013,209
Additions	484	4,944	44	—	13,297	109	2,651	1,803	1,488	—	82,362	107,182
Capitalized interests (d)	—	—	—	—	—	—	—	—	—	3,309	—	3,309
Disposals	—	—	—	—	(13,661)	(9)	(7,020)	(18)	—	—	(871)	(21,579)
Transfers	136	1,473	61	240,992	515,631	19	502	1,307	—	—	(758,749)	1,372
Assets held for distribution	(3,029)	(89,959)	—	(20,114)	(65,525)	(703)	(1,711)	(2,605)	—	—	(28,835)	(212,481)
As of December 31, 2016	76,808	41,585	219,345	657,548	1,436,384	30,513	119,708	53,501	6,063	64,904	184,653	2,891,012
Additions	—	2,260	9,186	232	12,696	88	10,511	1,350	—	—	32,280	68,603
Disposals	—	—	—	(1,171)	(614)	(17)	(8,213)	(178)	—	—	(397)	(10,590)
Transfers, note 11	—	1,402	27	20,328	142,593	817	312	3,740	26	—	(173,664)	(4,419)

As of December 31, 2017	76,808	45,247	228,558	676,937	1,591,059	31,401	122,318	58,413	6,089	64,904	42,872	2,944,606

Accumulated depreciation
As of January 1, 2016	12,233	9,457	—	52,366	229,014	26,605	57,983	37,296	1,432	14	—	426,400
Additions	72	296	—	17,194	76,322	852	11,104	3,572	—	1,403	—	110,815
Disposals	—	—	—	—	(4,613)	(3)	(2,866)	(7)	—	—	—	(7,489)
Assets held for distribution	(186)	—	—	(615)	(3,805)	(250)	(1,511)	(1,389)	—	—	—	(7,756)
As of December 31, 2016	12,119	9,753	—	68,945	296,918	27,204	64,710	39,472	1,432	1,417	—	521,970
Additions	—	506	—	17,482	85,937	728	12,966	3,629	2	1,519	—	122,769
Disposals	—	—	—	(633)	(221)	(17)	(4,697)	(335)	—	—	—	(5,903)
Transfers, note 11	—	(509)	—	—	—	—	—	—	—	—	—	(509)
As of December 31, 2017	12,119	9,750	—	85,794	382,634	27,915	72,979	42,766	1,434	2,936	—	638,327

Impairment mining assets (b)
As of December 31, 2016	41,213	24,048	258	13,837	12,166	168	26	400	3,143	—	735	95,994
Additions, note 1.2	1,645	—	—	—	—	33	—	54	—	—	—	1,732
As of December 31, 2017	42,858	24,048	258	13,837	12,166	201	26	454	3,143	—	735	97,726

Net book value

As of December 31, 2017	21,831	11,449	228,300	577,306	1,196,259	3,285	49,313	15,193	1,512	61,968	42,137	2,208,553

As of December 31, 2016	23,476	7,784	219,087	574,766	1,127,300	3,141	54,972	13,629	1,488	63,487	183,918	2,273,048
Assets held for distribution as of December 31, 2016	2,843	89,959	—	19,499	61,720	453	200	1,216	—	—	28,835	204,725

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment charge of approximately S/95,994,000, related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/41,213,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

As of December 31, 2017 the Group has recognized an impairment on the brine project. As a consequence the Group wrote-off the concessions and other related assets for S/1,732,000, see note 1.2.

(c)	There were no additions under finance leases during the years 2017 and 2016.

(d)	During 2016 the Group capitalized borrowing costs for S/3,309,000 mainly related with the expansion of the cement plant located in Piura. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent as of December 31, 2016, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets. Since September, 2015 a part of this project is operating. On February, 2016 a significant part of this cement plant was launched to operations, and the Group ceased to capitalize borrowing costs.

(e)	The Group has assessed the recoverable amount of its remnant long-term assets and did not find an impairment of these assets as of December 31, 2017.

(f)	Work in progress included in property, plant and equipment as of December 31, 2017 amounted to S/42,137,000 (2016: S/183,918,000) and is mainly related to complementary facilities of the cement plants.

(g)	As of December 31, 2017 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/2,219,000 (S/7,870,000 as of December 31, 2016).

Notes to the consolidated financial statements (continued)

11.	Exploration and evaluation assets
(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/(000)

Cost
As of January 1, 2016	89,829
Additions (b)	10,619
Transfers, note 10	(1,372)
Assets held for distribution, note 1.1	(47,630)
As of December 31, 2016	51,446
Additions	1,384
Transfers, note 10	4,419

As of December 31, 2017	57,249

Accumulated amortization
As of January 1, 2016	7,967
Additions	451
As of December 31, 2016	8,418
Additions	1,437
Transfers, note 10	509

As of December 31, 2017	10,364

Impairment, note 1.2	33,469

Net value
As of December 31, 2016	43,028

As of December 31, 2017	13,416

(b)	As of December 31, 2017, the exploration and evaluation assets mainly include capital expenditures related to the coal project and to others minor projects related to the cement business. As of December 31, 2016, mainly include S/33,469,000 related to the brine project, and S/9,559,000 related to others minor projects.

(c)	During 2017, the Group has recognized an impairment on the brine project, as a consequence the Group wrote-off exploration and evaluation assets for S/33,469,000, see note 1.2.

As of December 31, 2016, the Group evaluated the conditions of use of the projects related to mining exploration and evaluation costs and did not find any indication of impairment.

Notes to the consolidated financial statements (continued)

12.	Trade and other payables

This caption is made up as follows:

	2017	2016
	S/(000)	S/(000)

Trade payables	76,478	64,098
Dividends payable, note 16(g)	29,725	5,070
Interests payable	17,280	17,892
Remuneration payable	14,920	14,108
Taxes and contributions	10,904	15,003
Hedge finance cost payable	10,505	11,073
Board of Directors’ fees	5,773	5,406
Advances from customers	4,276	1,181
Guarantee deposits	2,481	2,302
Other accounts payable	5,653	6,640

	177,995	142,773

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. Are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

For explanations on the Group´s liquidity risk management processes, refer to Note 29.

Notes to the consolidated financial statements (continued)

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2017	17,018	34,368	2,367	53,753
Additions, notes 21 and 25	21,554	11,401	—	32,955
Change in estimates, note 22	—	477	45	522
Payments and advances	(18,425)	(15,924)	(13)	(34,362)

At December 31, 2017	20,147	30,322	2,399	52,868

Current portion	20,147	4,200	228	24,575
Non-current portion	—	26,122	2,171	28,293

	20,147	30,322	2,399	52,868

At January 1, 2016	21,273	36,906	3,339	61,518
Additions, notes 21 and 25	18,692	16,088	1,488	36,268
Change in estimates, note 22	—	—	5,259	5,259
Unwinding of discount, note 24	—	345	—	345
Payments and advances	(22,947)	(18,971)	(7,719)	(49,637)

At December 31, 2016	17,018	34,368	2,367	53,753

Current portion	17,018	13,817	876	31,711
Non-current portion	—	20,551	1,491	22,042

	17,018	34,368	2,367	53,753

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate. As of December 31, 2017 and 2016, the Group maintains a recorded liability for S/30,322,000 and S/34,368,000, respectively, related to this compensation.

Rehabilitation provision -

As of December 31, 2017 and 2016, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations and the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management and the range of risk free discount rates used in the calculation of the present value of this provision as of December 31, 2017 and 2016 were from 6.52 to 7.65 percent.

Management expects to incur a significant part of this obligation in the medium and long term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Nominal interest rate	Maturity	2017	2016
	%		S/(000)	S/(000)
Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	965,290	998,148

Total non-current loans			965,290	998,148

Notes to the consolidated financial statements (continued)

Senior Notes

The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (on liquidation).

As of December 31, 2017 and 2016, the Senior Notes accrued interest recorded in the consolidated statement of profit or loss for S/45,358,000 and S/44,729,000, net of capitalization of interest, respectively, see note 24.

In the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the senior notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-       The fixed charge covenant ratio would be at least 2.5 to 1.

-       The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2017 and 2016, the Company has not entered in any of the operations mentioned before.

As of December 31, 2017 and 2016, the Group maintains cross currency swaps contracts (“CCS”) to reduce the foreign exchange risk of its Senior Notes which are denominated in US dollars, see Note 30(b).

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities

This caption is made up as follows:

	As of January 01, 2016	Effect on profit or loss	Effect on OCI	Discontinued operations	As of December 31, 2016	Effect on profit or loss	Effect on OCI	Discontinued operations	As of December 31, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Provision for vacations	355	(116)	—	(167)	72	16	—	—	88
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(467)	14	—	455	2	34	—	—	36
Other	62	10	—	(36)	36	(18)	—	—	18
Tax-loss carry forward	21,127	301	—	(16,475)	4,953	(4,953)	—	—	—
Pre-operating costs	—	1,287	—	—	1,287	(1,287)	—	—	—
Total deferred income tax assets	21,077	1,496	—	(16,223)	6,350	(6,208)	—	—	142

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	24,986	3,332	—	—	28,318	—	—	—	28,318
Impairment on brine project assets, note 1.2	—	—	—	—	—	17,087	—	—	17,087
Long-term incentive plan	10,334	(196)	—	—	10,138	(1,194)	—	—	8,944
Provision for vacations	4,051	(382)	—	—	3,669	157	—	—	3,826
Available for sale financial investment from spin-off, note 1.1	—	—	—	—	—	—	—	2,253	2,253
Discounts on trade receivables	—	—	—	—	—	1,093	—	—	1,093
Other	5,795	(2,016)	—	—	3,779	1,849	—	—	5,628
	45,166	738	—	—	45,904	18,992	—	2,253	67,149

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(124,157)	(33,479)	—	—	(157,636)	(11,332)	—	—	(168,968)
Effect of costs of issuance of senior notes	(3,218)	312	—	—	(2,906)	484	—	—	(2,422)
Net gain on cash flow hedge	(32,439)	711	11,104	—	(20,624)	9,203	11,277	—	(144)
Effect of available-for-sale investments disposed, note 9	3	—	(65)	—	(62)	—	62	—	—
Other	(4,424)	(4)	—	—	(4,428)	(10)	—	—	(4,438)
	(164,235)	(32,460)	11,039	—	(185,656)	(1,655)	11,339	—	(175,972)
Total deferred income tax liabilities, net	(119,069)	(31,722)	11,039	—	(139,752)	17,337	11,339	2,253	(108,823)
		(30,226)	11,039	(16,223)		11,129	11,339	2,253

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2017, 2016 and 2015 is as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Profit before income tax from continuing operations	128,417	198,110	306,770
Loss before income tax from discontinued operations	(1,305)	(12,988)	(8,861)
Accounting profit before income tax	127,112	185,122	297,909
At statutory income tax rate of 29.5% (2016: 28%, 2015:28%)	(37,498)	(51,834)	(83,415)

Permanent differences
Non-deductible expenses, net	(8,776)	(5,592)	(5,274)
Effect of tax-loss carry forward non-recognized	(246)	(171)	(233)
Dividends obtained from available-for-sale investments	39	8	34
Effect of the change in income tax-rate	—	(14,639)	2,646
At the effective income tax rate of 37% in 2017 (2016: 39% and 2015: 29%)	(46,481)	(72,228)	(86,242)

Income tax from continuing operations	(47,032)	(78,627)	(89,383)
Income tax from discontinued operations	551	6,399	3,141

	(46,481)	(72,228)	(86,242)

In December 2016, the Peruvian Government approved an increase of the income tax rate from 28 percent to 29.50 percent to be effective from 2017 onwards. This increase on future tax rates has increased the deferred income tax liability on S/22,344,000 and increased the deferred income tax asset on S/8,529,000 (S/14,639,000 was recognized as a higher income tax expense in the consolidated statement of profit or loss and S/824,000 as an income in OCI).

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30 percent to 28 percent to be effective in 2015 and 2016, to 27 percent during 2017 and 2018 and 26 percent starting from 2019 onwards. As of December 31, 2015, this reduction on future tax rates had a net impact of S/2,646,000, as a reduction of the deferred income tax liability of the Group, respectively. Such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

The income tax expenses shown for the years ended December 31, 2017, 2016 and 2015 are:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Consolidated statements of profit or loss
Current	(58,161)	(48,401)	(61,007)
Deferred	11,129	(30,226)	(28,376)

	(47,032)	(78,627)	(89,383)

The income tax recorded directly to other comprehensive income is a gain of S/11,339,000 and S/11,039,000, during 2017 and 2016, respectively, and a loss of S/4,019,000 during 2015.

Following is the composition of deferred income tax related to items recognized in OCI and equity during the year:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on available-for-sale financial asset	61	(57)	79
Tax effect on unrealized gain (loss) on derivative financial asset	11,278	10,272	(4,098)
Effect of the change in income tax-rate	—	824	—

Total deferred income tax in OCI	11,339	11,039	(4,019)

Temporary difference on purchase of treasury shares	—	—	(30)
Temporary difference on available for sale financial investments from spin-off, note 1.1	2,253	—	—

Total deferred income tax in equity	2,253	—	(30)

The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/858,000 (2016: S/2,843,000).

Notes to the consolidated financial statements (continued)

As of December 31, 2017, 2016 and 2015, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/70,365,000 (2016: S/57,615,000), which should not be recognized in the consolidated financial statements according with IAS 12.

16.	Equity

(a)	Share capital -

As of December 31, 2017, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2017; 70,097,971 are listed in the New York Stock Exchange and 353,770,478 in the Lima Stock Exchange.

As of December 31, 2016 and 2015 share capital is represented by 531,461,479, authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. From the total outstanding common shares as of December 31, 2016 and 2015; 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;

(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;

(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,

(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, the Company has 40,278,894 investment shares (50,503,124 investment shares as of December 31, 2017 and 2016) subscribed and fully paid, with a nominal value of one Sol per share.

Notes to the consolidated financial statements (continued)

(c)	Treasury shares -

As of December 31, 2017, the Company maintains 36,040,135 investment shares amounting to S/119,005,000.

In January 2017 and October 2015, the Company acquired 7,911,845 and 37,276,580 investment shares for S/34,216,000 and S/108,248,000, respectively. In March 2017, as a result of the execution of the spin-off project, the Company exchanged 9,148,373 of its treasury investment shares amounting to S/23,459,000 for investment shares of Fossal, see note 1.1.

(d)	Additional paid-in capital -

As of December 31, 2016, additional paid-in capital is represented mainly by S/561,191,000 obtained as a result of the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares.

In March and December 2017, the Company recognized a debit for S/118,569,000 and a credit for S/6,759,000 in this caption as a result of the spin-off of the interest in Fosfatos del Pacífico S.A. and the impairment of the brine project, respectively, see notes 1.1 and 1.2.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20% of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Other reserves -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2017: S/0.35000 per share (2016: S/0.28500 per share, 2015: S/0.28000 per share)	149,837	155,236	162,950

	149,837	155,236	162,950

Notes to the consolidated financial statements (continued)

As of December 31, 2017 and 2016, dividends payable amount to S/29,725,000 and S/5,070,000, respectively. On 2017, in order to comply with Peruvian law requirements, S/189,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(h)	Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras Project, the General Shareholders’ Meetings of the subsidiary Salmueras Sudamericanas S.A. of June 13, 2017, December 13, 2016 and February 2, 2016, agreed contributions of S/3,467,000, S/783,000 and S/4,100,000, respectively. The General Shareholders’ Meeting held on June 4, 2015, agreed a contribution of S/2,400,000. Under this agreement, during 2017, the contributions made by Quimpac S.A. amounted to S/490,000 (S/473,000 and 277,000 during 2016 and 2015, respectively).

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/576,000, S/556,000 and S/325,000, during the years 2017, 2016 and 2015, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A., if the brine project is developed up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary. In 2017 the Group decided not no continue with the brine project, see note 1.2.

Fosfatos del Pacifico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. (subsidiary of the Company until February 28, 2017) held on August 2, 2016 agreed a contribution of S/13,384,000. During 2016, the contribution made by MCA Phosphates Pte. amounted to S/4,015,000.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 14 and September 25, 2015, agreed a contribution of S/78,178,000 and S/15,813,000, respectively. In connection with this agreement, during the year ended December 31, 2015, the contribution made by MCA Phosphates Pte. amounted to S/28,198,000.

During February, July, September and December 2016, the Company made an additional capital contribution of S/23,216,000, S/1,000,000, S/1,200,000 and S/400,000, respectively; which was approved by the Board of Directors; this contribution did not include a change in the percentage interests held by the current shareholders. This capital contribution was used as working capital of the brick plant. The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/7,745,000 during 2016, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Notes to the consolidated financial statements (continued)

17.	Sales of goods

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cement, concrete and blocks	1,076,648	1,103,426	1,089,232
Building materials	66,442	59,888	75,565
Quicklime	80,707	75,090	64,140
Other	1,842	1,765	2,078

	1,225,639	1,240,169	1,231,015

18.	Cost of sales

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	21,427	22,929	18,951
Beginning balance of work in progress, note 8(a)	107,882	88,349	69,711
Consumption of miscellaneous supplies	232,840	246,033	286,420
Maintenance and third-party services	167,735	172,781	113,042
Depreciation and amortization	109,262	94,726	58,856
Shipping costs	103,928	95,031	106,464
Personnel expenses, note 21(b)	76,523	90,139	67,681
Costs of packaging	32,011	35,924	34,273
Other manufacturing expenses	14,616	19,927	51,637
Ending balance of goods and finished products, note 8(a)	(27,386)	(21,427)	(22,929)
Ending balance of work in progress, note 8(a)	(105,882)	(107,882)	(88,349)

	732,956	736,530	695,757

Notes to the consolidated financial statements (continued)

19.	Administrative expenses

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21(b)	94,437	100,059	94,129
Third-party services	65,435	63,085	56,669
Depreciation and amortization	14,949	12,761	10,671
Board of Directors compensation	6,555	6,149	7,105
Donations	7,305	5,832	6,060
Taxes	3,756	2,861	2,214
Consumption of supplies	2,743	2,053	2,419
Environmental expenditures, note 27	437	576	456

	195,617	193,376	179,723

20.	Selling and distribution expenses

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Advertising and promotion	18,955	15,631	8,410
Personnel expenses, note 21(b)	17,982	17,096	16,230
Third-party services	7,392	4,551	4,596
Provision for doubtful accounts, note 7(d)	1,190	114	315
Other	1,048	2,507	1,930

	46,567	39,899	31,481

21.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Wages and salaries	95,684	101,250	87,052
Workers ‘profit sharing, note 13	21,554	18,692	23,393
Social contributions	20,626	23,687	17,739
Legal bonuses	14,133	13,477	12,124
Vacations	12,572	11,974	11,338
Long-term compensation, note 13	11,401	16,088	14,159
Cessation payments	9,201	19,184	6,834
Training	2,557	1,510	3,429
Others	1,214	1,432	1,972

	188,942	207,294	178,040

Notes to the consolidated financial statements (continued)

(b)	Employee benefits expenses are allocated as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Cost of sales, note 18	76,523	90,139	67,681
Administrative expenses, note 19	94,437	100,059	94,129
Selling and distribution expenses, note 20	17,982	17,096	16,230

	188,942	207,294	178,040

22.	Other operating income (expense), net

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Write-off for disasters (b)	(9,688)
Income from management and administrative services provided to related parties, note 25	1,560	1,103	505
Recovery of expenses	796	1,053	2,533
Income from land rental and office lease, note 25	682	700	664
Net (loss) gain on disposal of property, plant and equipment	42	(3,466)	6,851
Net income from sale of impaired inventories	—	2,593	—
Changes in the estimation of rehabilitation provision, note 13	—	(5,259)	(514)
Impairment of inventories	—	—	(9,335)
Other minor, net	2,251	5,720	3,209

	(4,357)	2,444	3,913

(b)	During the first quarter of 2017, Peru was affected by the natural phenomenon Coastal El Niño, which caused heavy rains, floods and mudslides in northern Peru since mid-February. The economic losses associated with damage to inventories, machinery and equipment and cost overruns for damage to roads necessary for the distribution of merchandise to customers amounted to S/9,688,000, this amount is presented net of compensation recognized by the insurance company. Of the total amount recognized by the insurance company, S/9,380,000 are pending collection as of December 31, 2017, see note 7(a).

Notes to the consolidated financial statements (continued)

23.	Finance income

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Credit value adjust on cross currency swaps	3,307	552	—
Interest on term deposits, note 6(c)	1,342	2,154	2,587
Interests on accounts receivable	954	437	492
Dividends received	226	26	131
Other finance income	13	71	206

	5,842	3,240	3,416

24.	Finance costs

This caption is made up as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Interest on senior notes, net of capitalization, note 14	45,358	44,729	8,108
Finance cost on cross currency swaps	26,140	27,800	25,169
Amortization of costs of issuance of senior notes	1,644	1,644	1,644
Other	95	94	1,098

Total interest expense	73,237	74,267	36,019
Unwinding of discount of long-term incentive plan, note 13	522	345	788
Unwinding of discount of other receivables	—	785	—

Total finance costs	73,759	75,397	36,807

Notes to the consolidated financial statements (continued)

25.	Related party disclosure

Transactions with related entities -

During the years 2017, 2016 and 2015, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	13	12
Fees for management and administrative services	595	1,095	497

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Income from office lease	3	13	12
Fees for management and administrative services	2	8	8

Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 27	336	326	330
Income from office lease	315	348	310

Fossal S.A.A. (Fossal)
Income from office lease	16	—	—
Fees for management and administrative services	46	—	—

Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	40	—	—
Fees for management and administrative services	917	—	—

Expense
Security services provided by Compañía Minera Ares	1,195	1,301	1,146

Other
Purchase of investments shares to Inversiones ASPI S.A.	—	—	48,585
Investment shares on Fossal S.A.A. from spin-off, note 1.1 and 9	21,206	—	—

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2017 and 2016:

	2017		2016
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	641	—	109	—
Other	731	—	595	—

	1,372	—	704	—

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2017, 2016 and 2015, the Group has not recorded impairment of receivables relating to amounts owed by relating parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2017, the total short term compensations amounted to S/22,705,000 (2016: S/21,752,000, 2015: S/23,074,000) and the total long term compensations amounted to S/11,401,000 (2016: S/16,088,000, 2015: S/14,159,000). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to the consolidated financial statements (continued)

26.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	94,171	120,060	218,260
Net loss from discontinued operations attributable to ordinary equity holders of the Parent	(389)	(3,886)	(2,728)
Net profit attributable to ordinary equity holders of the Parent	93,782	116,174	215,532

	2017	2016	2015
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	446,062	544,687	573,998

	2017	2016	2015
	S/	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.21	0.22	0.39
Basic and diluted loss for common and investment shares from discontinued operations	—	(0.01)	(0.01)
Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.21	0.21	0.38

The weighted average number of shares in 2017, includes the weighted average effect of changes in treasury shares, explained in Note 16(c).

The Group has no dilutive potential ordinary shares as of December 31, 2017 and 2016.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

27.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2017, 2016 and 2015, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/336,000, S/326,000 and S/330,000, respectively; see Note 25.

Capital commitments

As of 31 December 2016, the Group had a commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of December 31, 2016 the Group had made contributions for S/54,601,000.

As of 31 December 2017, the Group had no significant capital commitments.

Other commitments

-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

-	Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of December 31, 2017 and 2016, the Company has accomplished with the requirements established in this agreement.

Mining royalty

Third parties

Fosfatos del Pacífico S.A. (subsidiary of the Company until February 28, 2017), signed an agreement for the transfer of mining concession with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the first and second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/804,000 and S/793,000 for the years ended December 31, 2016 and 2015, respectively.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2017 and 2016 amounted to S/3,932,000 and S/5,517,000, respectively, and was recognized as part of property, plant and equipment on the statement of financial position. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Notes to the consolidated financial statements (continued)

Peruvian government

According to the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2017, 2016 and 2015 amounted to S/841,000, S/1,052,000 and S/743,000, respectively, and recorded in the consolidated statement of profit or loss.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2017, the income tax rate is 29.5 percent (28 percent as of December 31, 2016 and 2015) of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2017 and 2016.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2012-2017	Dec. 2013-2017
Cementos Selva S.A.	2013-2017	Dec. 2013-2017
Distribuidora Norte Pacasmayo S.R.L.	2012-2017	Dec. 2013-2017
Empresa de Transmisión Guadalupe S.A.C.	2013-2017	Dec. 2013-2017
Salmueras Sudamericanas S.A.	2013-2017	Dec. 2013-2017
Calizas del Norte S.A.C. (on liquidation)	2013-2017	2013-2017

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2017 and 2016.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2016.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS, DES and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense
					2017	2016	2015
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	OF.28-2002-MITINCI	2002	EAMP	236	409	255
Tembladera	Limestone	RD.019-97-EM/DGM	1997	EAMP	201	167	201

					437	576	456

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/437,000, S/576,000 and S/456,000 during 2017, 2016 and 2015, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see Note 19. As of December 31, 2017 and 2016, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2017 and 2016, the Group maintains a provision for the closing of the quarries exploited in operations and for a mining unit (Bongara), which is currently without operations, amounting to S/2,399,000 and S/2,367,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to Note 13.

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/16,570,000. From this total amount, S/1,687,000 corresponded to labor claims from former employees, S/7,681,000 related to property tax assessment for the periods 2009 to 2014 received from Pacasmayo’s City Hall; S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2017 and 2016.

28.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2017%	2016%

Fosfatos del Pacífico S.A., Note 1.1	Peru	—	30.00
Salmueras Sudamericanas S.A.	Peru	25.10	25.10

(b)	Accumulated balances of material non-controlling interest:

	2017	2016
	S/(000)	S/(000)

Fosfatos del Pacífico S.A., Note 1.1	—	100,722
Salmueras Sudamericanas S.A., Note 1.2	147	11,867

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	365	2,703	2,992
Salmueras Sudamericanas S.A.	12,786	577	873

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company transactions’ eliminations:

Sumarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2017
Sales of goods	11	—
Cost of sales	(626)	—
Administrative expenses	(1,068)	(3,864)
Other income (expenses)	153	(40,816)
Finance (expense) income	(237)	3
Loss before tax	(1,767)	(44,677)
Income tax	551	(6,265)

Total comprehensive loss	(1,216)	(50,942)

Attributable to non-controlling interest	(365)	(12,786)

2016
Sales of goods	1,965	—
Cost of sales	(6,881)	—
Administrative expenses	(8,694)	(3,829)
Other (expenses) income	(1,006)	52
Finance expense	(793)	(114)
Loss before tax	(15,409)	(3,891)
Income tax	6,399	1,591

Total comprehensive loss	(9,010)	(2,300)

Attributable to non-controlling interest	(2,703)	(577)

Notes to the consolidated financial statements (continued)

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Administrative expenses	(11,775)	(4,257)
Other expenses	(212)	(2)
Finance (expense) income	(1,126)	14
Loss before tax	(13,113)	(4,245)
Income tax	3,141	767

Total comprehensive income	(9,972)	(3,478)
Attributable to non-controlling interest	(2,992)	(873)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2017
Cash, inventories and other current assets	—	587

Total equity	—	587

Attributable to:
Equity holders of parent	—	440
Non-controlling interest	—	147

2016
Cash, inventories and other current assets	14,450	593
Other receivables, property, plant and equipment and other non-current assets	324,786	47,068
Trade and other payables current	(3,495)	(382)

Total equity	335,741	47,279

Attributable to:
Equity holders of parent	235,019	35,412
Non-controlling interest	100,722	11,867

Notes to the consolidated financial statements (continued)

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2017
Net cash flows used in operating activities	(2,611)	(4,134)
Net cash flows (used in) provided from investing activities	(6,410)	—
Net cash flows provided from financing activities	5,953	4,250

Net (decrease) increase in cash and cash equivalents	(3,068)	116

2016
Net cash flows used in operating activities	(17,332)	(3,870)
Net cash flows used in investing activities	(22,352)	83
Net cash flows provided from financing activities	39,200	4,100

Net increase (decrease) in cash and cash equivalents	(484)	313

2015
Net cash flows used in operating activities	(21,950)	(4,490)
Net cash flows used in investing activities	(55,495)	—
Net cash flows provided from financing activities	82,676	2,400

Net (decrease) increase in cash and cash equivalents	5,231	(2,090)

29.	Financial risk management, objectives and policies

The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments and cash flow hedges instruments.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives. Derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

Notes to the consolidated financial statements (continued)

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, deposits, available-for-sale financial investments and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2017 and 2016. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2017.

The following assumptions have been made in calculating the sensitivity analyses:

-	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2017 and 2016, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2017 and 2016, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

Since November of 2014, the Group hedges its exposure to fluctuations on the translation into Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2017	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(620)
	+10	(1,239)
	-5	620
	-10	1,239

2016	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	(605)
	+10	(1,209)
	-5	605
	-10	1,209

Notes to the consolidated financial statements (continued)

Commodity price risk -

The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. For the calculation of the commodity price sensitivity, the purchases of this raw material of the last 12 months are used as a basis.

Commodity price sensitivity

The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/(000)
2017

	+10	(3,148)
	-10	3,148
2016
	+10	(3,780)
	-10	3,780

Equity price risk -

The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

As of December 31, 2017 the Group in not expose to equity price risk.

As of December 31, 2016, the exposure to listed equity securities at fair value was S/657,000, see Note 9(a). At that reporting date, a decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/66,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2017 and 2016, the Group had 6 and 3 customers, respectively, that owed the Group more than S/3,000,000 each accounted for approximately 28% and 21% for all receivables owing, respectively. There were 25 and 27 customers as of December 31, 2017 and 2016, respectively, with balances smaller than S/700,000 each and accounting for over 61% and 68%, respectively, of the total amounts receivable.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. This calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7. The Group does not hold collateral as security.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2017 and 2016, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in Note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

As of December 31, 2017 and 2016 no portion of Senior Notes will mature in less than one year.

Notes to the consolidated financial statements (continued)

Excessive risk concentration –

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2017
Interest-bearing loans adjusted by hedge	—	—	—	—	913,300	913,300
Interests	—	21,904	21,904	175,230	21,904	240,942
Hedge finance cost payable	—	13,041	13,041	104,328	13,041	143,451
Trade and other payables	—	129,595	9,711	—	—	139,306
Energy supply	—	3,738	5,246	914	—	9,898

As of December 31, 2016
Interest-bearing loans adjusted by hedge	—	—	—	—	913,300	913,300
Interests	—	22,680	22,680	181,440	68,040	294,840
Hedge finance cost payable	—	13,503	13,503	108,025	40,510	175,541
Trade and other payables	—	89,864	8,941	—	—	98,805
Energy supply	—	3,738	5,246	914	—	9,898

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2017
Inflows	—	—	—	—	139,785	139,785
Outflows	—	(2,841)	(13,032)	(100,102)	(11,945)	(127,920)
Net	—	(2,841)	(13,032)	(100,102)	127,840	11,865

Discounted at the applicable interbank rates	—	(2,836)	(12,885)	(94,939)	111,149	489

As of December 31, 2016
Inflows	—	—	—	—	259,195	259,195
Outflows	—	(2,942)	(13,556)	(105,069)	(36,948)	(158,515)
Net	—	(2,942)	(13,556)	(105,069)	222,247	100,680

Discounted at the applicable interbank rates	—	(2,933)	(13,341)	(97,541)	183,727	69,912

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1, 2017	Distribution of dividends	Finance cost on cross currency swaps	Cash flows	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017
Hedge finance cost payable	11,073	—	26,140	(26,708)	—	—	—	10,505
Dividends payable	5,070	149,837	—	(124,993)	—	—	(189)	29,725
Interest-bearing loans	998,148	—	—	—	(34,502)	1,644	—	965,290

2016
Hedge finance cost payable	10,897	—	27,800	(27,624)	—	—	—	11,073
Dividends payable	4,235	155,236	—	(154,401)	—	—	—	5,070
Interest-bearing loans	1,012,406	—	—	—	(15,902)	1,644	—	998,148

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of Senior Notes in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016.

30.	Financial assets and financial liabilities

(a)	Financial asset and liabilities –

	2017	2016
	S/(000)	S/(000)

Derivative financial instruments
Cash flow hedge (cross currency swaps)	489	69,912
Total cash flow hedge	489	69,912

Available-for-sale financial investments
Quoted equity shares	—	657
Total available-for-sale investments, note 9(b)	—	657

Total financial instruments at fair value	489	70,569

Total current	—	—
Total non-current	489	70,569

	489	70,569

The financial instruments at fair value through other comprehensive income reflect changes in the fair value of the so-called cash flow hedging contracts that cover the Senior Notes in US dollars.

Notes to the consolidated financial statements (continued)

Except cash flow hedge and available-for-sale investments , all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivable, which are non-derivative financial assets carried at amortized cost, which generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group include trade and other payables and Senior Notes which are classified as loans and borrowings and are carried at amortized cost.

(b)	Hedging activities and derivatives -

Cash flow hedges -

Foreign currency risk -

Cross currency swap contracts are designated as hedging instruments in cash flows hedges of the Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, for a notional amount of US$300,000,000.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	2017		2016
	Assets	Liabilities	Assets	Liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	489	—	69,912	—

	489	—	69,912	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized loss of S/38,230,000 was included in OCI as of December 31, 2017 (net unrealized loss of S/39,511,000 as of December 31, 2016). The amounts retained in OCI as of December 31, 2017 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Notes to the consolidated financial statements (continued)

(c)	Fair values -

Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial instruments – Cross currency swaps	489	69,912	489	69,912
Available-for-sale financial investments	—	657	—	657

Total financial assets - non-current	489	70,569	489	70,569

Financial liabilities
Financial obligations:
Senior Notes	965,290	998,148	1,005,324	1,012,607

Total financial liabilities	965,290	998,148	1,005,324	1,012,607

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

Notes to the consolidated financial statements (continued)

-	The fair value of the quoted senior notes is based on price quotations at the reporting date. The Group has not unquoted liability instruments for which fair value is disclosed as of December 31, 2017 and 2016.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

(d)	Fair value measurement -

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2017 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	489	—	489	—

Total financial assets	489	—	489	—
Liabilities for which fair values are disclosed:
Senior Notes	1,005,324	1,005,324	—	—

Total financial liabilities	1,005,324	1,005,324	—	—

There have been no transfers between levels during the period ending December 31, 2017.

Notes to the consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2016 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	69,912	—	69,912	—
Available-for-sale financial investments (Note 9):
Quoted equity shares	657	657	—	—

Total financial assets	70,569	657	69,912	—
Liabilities for which fair values are disclosed:
Senior Notes	1,012,607	1,012,607	—	—

Total financial liabilities	1,012,607	1,012,607	—	—

There have been no transfers between levels during the period ending December 31, 2016.

Notes to the consolidated financial statements (continued)

31.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Impairment on brine project	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Net income from continuing operations	Net loss from discontinued operations	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017
Cement, concrete and blocks	1,076,648	476,919	(4,127)	(174,087)	(44,223)	—	(73,759)	5,779	(2,012)	184,490	(67,568)	116,922	—	116,922
Construction supplies	66,442	1,873	36	(1,499)	(2,287)	—	—	48	(17)	(1,846)	676	(1,170)	—	(1,170)
Quicklime	80,707	13,671	—	(15,613)	—	—	—	—	(183)	(2,125)	778	(1,347)	—	(1,347)
Other	1,842	220	(266)	(4,418)	(57)	(47,582)	—	15	(14)	(52,102)	19,082	(33,020)	(754)	(33,774)

Consolidated	1,225,639	492,683	(4,357)	(195,617)	(46,567)	(47,582)	(73,759)	5,842	(2,226)	128,417	(47,032)	81,385	(754)	80,631

2016
Cement, concrete and blocks	1,103,426	487,671	1,907	(173,200)	(38,070)	—	(75,397)	3,194	(2,238)	203,867	(80,912)	122,955	—	122,955
Construction supplies	59,888	1,220	136	(1,051)	(1,643)	—	—	24	(19)	(1,333)	529	(804)	—	(804)
Quicklime	75,090	14,216	—	(14,464)	—	—	—	—	(118)	(366)	145	(221)	—	(221)
Other	1,765	532	401	(4,661)	(186)	—	—	22	(166)	(4,058)	1,611	(2,447)	(6,589)	(9,036)

Consolidated	1,240,169	503,639	2,444	(193,376)	(39,899)	—	(75,397)	3,240	(2,541)	198,110	(78,627)	119,483	(6,589)	112,894

2015
Cement, concrete and blocks	1,089,232	517,266	3,877	(161,950)	(29,687)	—	(36,807)	3,384	11,141	307,224	(89,515)	217,709	—	217,709
Construction supplies	75,565	2,506	4	(1,228)	(1,519)	—	—	32	19	(186)	54	(132)	—	(132)
Quicklime	64,140	15,116	—	(11,306)	—	—	—	—	969	4,779	(1,392)	3,387	—	3,387
Other	2,078	370	32	(5,239)	(275)	—	—	—	65	(5,047)	1,470	(3,577)	(5,720)	(9,297)

Consolidated	1,231,015	535,258	3,913	(179,723)	(31,481)	—	(36,807)	3,416	12,194	306,770	(89,383)	217,387	(5,720)	211,667

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Assets held for distribution	Total assets	Operating liabilities	Liabilities held for distribution	Total liabilities	Capital expenditure	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017
Cement, concrete and blocks	2,607,334	489	—	2,607,823	1,274,322	—	1,274,322	66,515	(119,518)	(2,718)
Construction supplies	30,791	—	—	30,791	31,966	—	31,966	3,202	—	—
Quicklime	118,712	—	—	118,712	—	—	—	—	(4,504)	—
Other	35,583	21,206	—	56,789	1,119	—	1,119	15	(184)	—

Consolidated	2,792,420	21,695	—	2,814,115	1,307,407	—	1,307,407	69,732	(124,206)	(2,718)

2016
Cement, concrete and blocks	2,678,871	69,912	—	2,748,783	1,316,144	—	1,316,144	101,729	(102,900)	(1,499)
Construction supplies	27,652	—	—	27,652	20,760	—	20,760	—	—	—
Quicklime	122,446	—	—	122,446	—	—	—	—	(4,377)	—
Other	82,674	657	338,411	421,742	986	2,704	3,690	16,072	(3,989)	—

Consolidated	2,911,643	70,569	338,411	3,320,623	1,337,890	2,704	1,340,594	117,801	(111,266)	(1,499)

2015
Cement, concrete and blocks	2,743,007	124,770	—	2,867,777	1,326,650	—	1,326,650	454,275	(67,221)	426
Construction supplies	27,719		—	27,719	30,182	—	30,182	—	—	—
Quicklime	125,584		—	125,584	—	—	—	—	(2,264)	—
Other	392,278	436	—	392,714	10,828	—	10,828	36,532	(1,325)	(9,335)

Consolidated	3,288,588	125,206	—	3,413,794	1,367,660	—	1,367,660	490,807	(70,810)	(8,909)

Notes to the consolidated financial statements (continued)

During 2017, revenues from two customers, arising from sales within the quicklime segment, amounted to S/65,784,198. During 2016 and 2015, revenues from one customer, arising from sales within the quicklime segment, amounted to S/55,657,000 and S/27,182,000, respectively.

Capital expenditure consists of S/68,007,000, S/117,801,000 and S/490,807,000 during the years ended as of December 31, 2017, 2016 and 2015, respectively, and are related to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2017, 2016 and 2015, there were no purchases of assets through capital leases.

Inter-segment revenues obtained during the years ended December 31, 2017, 2016 and 2015 were eliminated for consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets

As of December 31, 2017 corresponds to the available-for-sale investments caption and fair value of financial derivate instrument (cross currency swap) for approximately S/21,206,000 and S/489,000, respectively (2016: S/657,000 and S/69,912,000; 2015: S/436,000 and S/124,770,000, respectively), which are not allocated to a segment.

Geographic information

All revenues are from Peruvian clients.

As of December 31, 2017 and December 31, 2016, all non-current assets are located in Peru.